UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

On November 26, 2024, IHS Holding Limited issued an announcement of early results, early settlement and increases to Series Maximum Acceptance Amounts for Tender Offers in respect of the 5.625% Senior Notes due 2026 (the “2026 Notes”) of IHS Holding Limited and the 8.000% Senior Notes due 2027 (the “2027 Notes” and together with the 2026 Notes, the “Notes”) of IHS Netherlands Holdco B.V. and results of the consent solicitation in respect of the 2027 Notes, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description

99.1	Announcement of IHS Holding Limited, dated November 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IHS Holding Limited

Date: November 26, 2024	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer